Cm


02003930

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NO. 849390

REPORT FOR THE PERIOD BEGINNING 1/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY) 8-49390

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Robertson Stephens, Inc.

Official Use Only

FIRM ID. NO.

SEC MAIL RECEIVED MAR 0 1 2002 WASH. D.C. 365 SECTION

3/7/02 FV

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

555 California Street, Suite 2600
(No. and Street)

San Francisco	California	94104
(City)	(State)	(Zip Code)

Robert J. Caruso
NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(415) 693-3468
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name – if individual, state last, first, middle name)

PricewaterhouseCoopers LLP

333 Market Street	San Francisco	CA	94105
(ADDRESS) Number and Street	City	State	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3/21/02

OATH OR AFFIRMATION

I, Robert J. Caruso, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Robertson Stephens, Inc. as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.



CARMELITA ALDEGUER ANDIA
Commission # 1296910
Notary Public - California
San Francisco County
My Comm. Expires Mar 21, 2005



Signature

Chief Financial Officer

Title



Notary Public

This report ** contains (check all applicable boxes):

X	(a)	Facing Page
X	(b)	Statement of Financial Condition
X	(c)	Statement of Operations
X	(d)	Statement of Cash Flows
X	(e)	Statement of Changes in Stockholder's Equity
X	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
X	(g)	Computation of Net Capital
X	(h)	Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
X	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
	(j)	A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3
X		Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X	(l)	An Oath or Affirmation
	(m)	A Copy of the SIPC Supplemental Report
	(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
X	(o)	Independent Auditors' Report on Internal Control Structure Required by SEC Rule 17a-5

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

PRICEWATERHOUSECOOPERS

Robertson Stephens, Inc.

Statement of Financial Condition
December 31, 2001

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
333 Market Street
San Francisco CA 94105-2119
Telephone (415) 498 5000
Facsimile (415) 498 7100

Report of Independent Accountants

To the Board of Directors
And Stockholder of
Robertson Stephens, Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Robertson Stephens, Inc. at December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement is in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.



February 26, 2002

Robertson Stephens, Inc.
Statement of Financial Condition

December 31, 2001
(in Thousands)

Assets	
Cash and Cash Equivalents	$ 150
Cash and Securities Segregated under Federal and Other Regulations	772,344
Receivable from Brokers, Dealers and Clearing Organizations	81,121
Receivable from Customers	101,974
Securities Borrowed	790,968
Securities Owned, at fair value	731,930
Fixed Assets, net of accumulated depreciation and amortization of $101,505	79,674
Goodwill, net of accumulated amortization of $39,356	282,291
Other Assets	153,748
Total Assets	$ 2,994,200
Liabilities and Stockholder's Equity	
Liabilities:	
Short-term Borrowings	65,991
Payable to Brokers, Dealers and Clearing Organizations	38,773
Payable to Customers	952,178
Securities Sold, Not Yet Purchased, at fair value	454,029
Accrued Compensation	106,729
Other Liabilities	120,732
	1,738,432
Subordinated Liabilities	659,000
Total Liabilities	2,397,432
Commitments and Contingencies	-
Stockholder's Equity	596,768
Total Liabilities and Stockholder's Equity	$ 2,994,200

The accompanying notes are an integral part of this financial statement.

Robertson Stephens, Inc.
Notes to Statement of Financial Condition
December 31, 2001

1. **Organization and Description of the Business**

Robertson Stephens, Inc. (the "Company") is a direct, wholly-owned subsidiary of Robertson Stephens U.S. Holdings, Inc. (the "Parent"). The Parent is a direct, wholly-owned subsidiary of Robertson Stephens Group, Inc. ("RS Group"). RS Group is a direct subsidiary of FleetBoston Financial Corporation (the "Corporation"). The Company is incorporated under the laws of The Commonwealth of Massachusetts, and its principal office is located in San Francisco.

The Company is a broker/dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the New York Stock Exchange ("NYSE"), Chicago Mercantile Exchange ("CME"), National Association of Securities Dealers, Inc. and other major regional exchanges.

The Company provides investment banking and financial advisory services in connection with mergers and acquisitions and related corporate finance transactions. The Company underwrites common equities, underwrites and trades convertible bonds, acts as a market-maker in NASDAQ securities, trades listed equities, and provides securities research, brokerage, investment advisory services, and customized equity financial products to high-net worth individuals and corporations.

2. **Significant Accounting Policies**

Basis of Presentation

The Company's Statement of Financial Condition is prepared in accordance with generally accepted accounting principles that require management to make estimates and assumptions regarding trading inventory valuations, recoverability of receivables, the outcome of pending litigation, and other matters that affect the reported amounts and disclosures in the Statement of Financial Condition. Actual results could differ from those estimates.

Cash Equivalents

The Company considers all highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents. The recorded value of such instruments approximates their fair value.

Revenue Recognition

Commission revenue and related expenses resulting from securities transactions executed as agent are recorded on a trade date basis. Investment banking revenue includes underwriting revenues and fees from mergers and acquisitions, private placements and other corporate finance advisory assignments. Underwriting revenues arise from securities offerings in which the Company acts as an underwriter and includes management fees, selling concessions and underwriting fees. Management fees and selling concessions are recorded on the offering date, and underwriting fees, net of syndicate expenses, are recorded at the time the underwriting is completed. Other

investment banking fees are recognized in accordance with the terms of the respective engagement letter, usually when the services have been performed or the transaction has closed.

Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased, are carried at fair value and are recorded on a trade date basis. Fair value is based on listed market or broker/dealer quotations. To the extent that prices are not readily determinable or subject to restriction on resale, securities are carried at estimated fair value as determined by the Company's management after giving consideration to the cost of the securities, internal valuation models and estimates of liquidation values which may differ significantly from the values that would have been used had a ready market for the securities existed.

Securities Borrowed

Securities borrowed for cash collateral are included on the Statement of Financial Condition at the amount of cash advanced in connection with the transaction. The Company takes possession of securities borrowed, monitors the market value of the securities borrowed against the collateral on a daily basis and adjusts such collateral as necessary. Income is recorded as interest over the life of the transaction. At December 31, 2001, $93.2 million of the Company's outstanding securities borrowed balance was with an affiliate. In addition, of the outstanding securities borrowed balance at December 31, 2001, $391.6 million was with two unaffiliated counterparties.

Statement of Financial Accounting Standards ("SFAS") No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities,* requires the Company to reclassify the market value of collateral pledged to counterparties under stock loan and repurchase agreements, in which the counterparty has the right to sell or repledge the security, from Securities Owned to Securities Owned, Pledged to Counterparties. The Company is also required to disclose the market value of collateral received under stock borrow and resale agreements which it has the ability to sell or repledge. At December 31, 2001, the Company had borrowed securities with a market value of $742 million and pledged cash and securities in the amount of $791 million against these borrowings.

Receivable from and Payable to Brokers, Dealers and Clearing Organizations

Receivables from and payables to brokers, dealers and clearing organizations result from the Company's normal clearing and trading activities and primarily relate to securities transactions that are pending settlement with the counter-party. These transactions are generally collateralized by securities.

Receivable From/Payable to Customers

Receivable from customers include amounts due on cash and margin transactions. Payable to customers primarily represents free credit balances of customers. Securities owned by customers are held as collateral for receivables. Such collateral is not reflected in the Company's Statement of Financial Condition. At December 31, 2001, the Company had $80.4 million due from customers for margin transactions and held $112.6 million of customers' securities as collateral which the Company has not repledged.

Included in Payable to customers is $601.7 million payable to an affiliate related to its brokerage activity in the normal course of business.

Exchange Memberships

Exchange memberships are recorded at cost or, if an other than temporary impairment in value has occurred, at a value that reflects management's estimate.

Income Taxes

The Company is included in the consolidated federal income tax return and the combined state tax returns of the Corporation. Related deferred and current tax receivables and payables are included in the Statement of Financial Condition.

Deferred income taxes are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. These temporary differences will result in future income or deductions for income tax purposes and are measured using enacted tax rates that will be in effect when such items are expected to reverse. Changes in deferred tax assets are recognized in the financial statements as deferred tax benefits. Deferred tax assets and liabilities are measured using enacted tax rates expected to be recovered or settled.

Fixed Assets

Fixed assets include furniture, equipment, software and leasehold improvements and are stated at cost, net of accumulated depreciation and amortization. Depreciation is recognized on a straight-line basis over the estimated useful lives of the related assets. Leasehold improvements are amortized over the lesser of their useful life or the life of the lease using the straight-line method. The Company capitalizes certain costs of computer software developed or obtained for internal use and amortizes the amounts over the useful life of the related software, generally not exceeding three years.

Goodwill

The cost in excess of fair value of net assets acquired is recorded as goodwill, and through December 31, 2001, was amortized over a period of 25 years. Subsequent to December 31, 2001, goodwill will no longer be amortized. Rather, goodwill will be tested at least annually for impairment in accordance with SFAS No. 142, *Goodwill and Other Intangible Assets.*

Other Assets and Other Liabilities

Other assets are primarily comprised of deferred tax assets, receivables from affiliates, accrued interest receivable, exchange memberships and prepaid and other expenses. Other liabilities are primarily comprised of accrued interest payable and other accrued expenses.

3. Stockholder's Equity

The Company authorized 200,000 shares of common stock with a $0.01 par value per share. As of December 31, 2001, 100 shares were issued and outstanding.

4. Securities Owned and Securities Sold, Not Yet Purchased

Marketable securities owned and securities sold, not yet purchased at December 31, 2001, consist of trading securities, carried at fair value as follows:

	(in thousands)
Securities owned:	
Corporate bond obligations	$ 480,002
Equities	173,436
Options	68,310
U.S. government and agency obligations	10,182
	$ 731,930
Securities sold, not yet purchased:	
Equities	$ 419,585
Options	20,758
Corporate bond obligations	13,686
	$ 454,029

At December 31, 2001, securities not readily marketable include convertible corporate bond obligations, equities, equity options, and limited partnership interests with a fair value that approximates $181.6 million.

5. **Cash and Securities Segregated in Compliance with Federal and Other Regulations**

In accordance with SEC Rule 15c3-3, the Company segregates certain cash and securities positions in a special reserve bank account for the exclusive benefit of its customers. At December 31, 2001, $100,616 in cash and $772.2 million in U.S. government obligations were segregated in this account.

6. **Short-Term Borrowings**

The Company has a $50 million uncommitted, unsecured line of credit and a $500 million secured line of credit with Fleet National Bank, a subsidiary of the Corporation, which bears interest at the federal funds rate plus .25%. The secured line is collateralized by firm inventory and is limited to 130% of qualified securities pledged. At December 31, 2001, the Company did not have any short-term borrowings outstanding.

Additionally, the Company has $125 million of uncommitted, unsecured lines of credit with various nonaffiliated banks. The lines of credit bear interest at rates that fluctuate daily. At December 31, 2001, the Company had short-term borrowings from these banks of $51.4 million which bore rates between 1.5% and 1.75%.

7. **Subordinated Borrowings**

As of December 31, 2001, the Company has two subordinated notes with the Parent for $40 million and $259 million. In addition, the Company has one revolving subordinated loan agreement with the Parent for $460 million of which the Company had drawn $360 million as of December 31, 2001.

The subordinated borrowings mature on September 30, 2003 and bear annual interest at the London Interbank Offered Rate ("LIBOR") plus .75%.

The subordinated notes and revolving subordinated loan agreement have been approved by the NYSE and therefore qualify as regulatory capital under the SEC's Uniform Net Capital Rule. To the extent that such debt is required for the Company's continued compliance with minimum net capital requirements, such borrowings may not be repaid.

8. **Related Party Transactions**

The Company enters into transactions with the Corporation and affiliates in the normal course of business as part of its trading, financing and general operations. Amounts outstanding to/from such affiliates are reflected in the Statement of Financial Condition are as follows:

	(in millions)
Assets	
Securities Borrowed	$ 93.2
Other Assets	16.4
Liabilities	
Payable to Brokers, Dealers and Clearing Organizations	$ 1.5
Payable to Customer	601.7
Payable to RS Group	69.8

At December 31, 2001, the Company is owed $11.4 million from affiliates in relation to allocated overhead expenses.

At December 31, 2001, the Company owes $1.5 million to an affiliate related to over the counter derivative contracts.

9. Employee Benefit Plans

The Company participates in the stock based compensation plans of both RS Group and the Corporation. The stock based compensation plans are generally forms of restricted stock award plans which the Company has elected to account for in accordance with Accounting Principles Board Opinion ("APB") No. 25, *Accounting for Stock Issued to Employees*, as permitted by SFAS 123, *Accounting for Stock-Based Compensation* and FIN 44, *Accounting for Certain Transactions Involving Stock Compensation.*

Restricted Stock Units

RS Group issued restricted stock units to employees of the Company on July 1, 2001 in connection with the Robertson Stephens Restricted Unit Plan ("Restricted Unit Plan"), the purpose of which is to provide executives, key management and strategic employees with significant retention and equity incentive awards to align their interests with those of the Company and its shareholders. The Restricted Unit Plan is administered by a committee designated by the RS Group's Board of Directors. In all cases, delivery of the underlying shares of common stock is conditioned on the grantee's satisfying certain other delivery requirements outlined in the award agreements. For restricted stock units, compensation expense is recognized ratably over the service period, and may be accelerated in accordance with the award agreement.

Deferred Compensation Arrangements

Certain employees of the Company are eligible to participate in deferred compensation arrangements. Accordingly, the employee may elect to participate in the Corporation's restricted stock program, receive an interest in a venture capital fund sponsored by an affiliate of the Company or receive interest in money market funds. In each case, the employees must vest in such deferred compensation over a stated service period. For deferred compensation arrangements, compensation expense is recognized ratably over the service period.

401(k) Savings Plan

The Company has a 401(k) plan in which all regular full-time employees are eligible to participate after completion of one month of employment. Contributions are at the discretion of management, and participants are fully vested in their contributions. The Company matches employee contributions up to $5,000 based upon years of service for all participants employed at year-end.

10. Off-Balance Sheet Financial Instruments

Off-balance sheet financial instruments represent various degrees and types of risk to the Company, including credit, interest rate and liquidity risk. In the normal course of business, the Company's activities involve the execution, settlement and financing of various customer securities transactions, primarily for institutional and high net worth customers, and are transacted on either a cash or margin basis. Such transactions may expose the Company to credit risk in the event that the collateral held is not sufficient to fully cover losses which the customers or brokers may incur. The Company also has exposure to counterparty risk to the extent there is a change in market value during the settlement period.

The Company enters into various transactions involving derivatives and other off-balance sheet financial instruments including financial futures contracts, exchange traded and over-the-counter options, forwards and swaps. The Company clears all of its futures through Cargill Investor Services, Inc. ("Cargill"), a non-affiliated company. Financial futures contracts represent standardized exchange-traded agreements to receive or deliver a specified financial instrument at a specified future date and price. Maintaining financial futures contracts requires the Company to deposit margin with Cargill as security for its obligations. Open equity in financial futures contracts is recorded on the Statement of Financial Condition as a receivable from and payable to brokers, dealers and clearing organizations, as appropriate. An option contract provides the option purchaser with the right, but not the obligation to buy or sell the underlying security. The option writer is obligated to buy or sell the underlying security if the option purchaser chooses to exercise. The Company is required to settle its exchange traded option positions on a daily basis. Forward, or delayed delivery, contracts involve deferral of the settlement date to some point in the future as agreed upon by both buyer and seller. A swap is an agreement between two or more parties to exchange sets of cash flows over a period in the future. These agreements and commitments can be transacted on an organized exchange or directly between parties.

Robertson Stephens, Inc.
Notes to Statement of Financial Condition
December 31, 2001

As of December 31, 2001 the contractual or notional amounts related to these financial instruments were as follows:

	(in thousands)
Financial futures	
Commitments to purchase	$ 174,878
Options	
Purchased	1,022,137
Written	820,929
Swaps	33,377

As of December 31, 2001 the fair value and average monthly fair value of derivative instruments held or issued for trading purposes are as follows *(in thousands)*:

	Fair Value	**Average Fair Value**
Assets		
Purchased options	$ 68,310	$ 102,531
Futures contracts	552	4,499
Swap agreements	1,674	1,901
Liabilities		
Written options	$ 20,758	$ 58,878
Swap agreements	100	13

The Company enters into securities lending transactions which may result in credit exposure in the event that counterparties to the transactions are unable to fulfill their contractual obligations. In accordance with industry practice, the Company takes possession of securities borrowed, monitors the market value of the securities as compared to the cash or other collateral given, including accrued interest, on a daily basis and recalls cash or other collateral as appropriate. The Company monitors the value, on a daily basis, of all cash or other collateral received for securities lent and when appropriate requires additional or returns excess cash or other collateral to the respective counterparty.

Certain of the Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, which is collateralized by cash and securities in the customers' accounts. In connection with those activities, the Company executes and clears customer transactions involving the sale of securities sold, not yet purchased, substantially all of which are transacted on a margin basis. Such transactions may expose the Company to off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. The Company monitors required margin levels daily and requires that customers deposit additional

collateral or reduce positions, when necessary. In the event customers fail to satisfy their obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customers' obligations.

The majority of the Company's transactions, and consequently the concentration of its credit exposure, is with brokers, dealers, banks, other financial institutions and high net worth individuals. In the event counterparties do not fulfill their obligations, the Company may be exposed to credit risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. The Company seeks to control credit risk by following an established credit approval process, monitoring credit limits, and by requiring collateral where appropriate.

11. Fair Value of Financial Instruments

SFAS No. 107, *Disclosures About Fair Value of Financial Instruments*, requires disclosure of fair value information about financial instruments. As a registered broker/dealer, securities owned and securities sold, not yet purchased and related derivative instruments are recorded at fair value. The fair value of all other financial assets and liabilities (consisting primarily of receivable from and payable to brokers, dealers, clearing organizations and customers, securities borrowed and subordinated notes) are considered to approximate their recorded value as they are short-term in nature or are subject to frequent repricing.

12. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires that the Company maintain net capital, as defined, equal to the greater of $1 million or 2% of aggregate debit balances arising from customer transactions. At December 31, 2001, the Company had net capital of approximately $350.8 million, and a net capital requirement and excess net capital of $6.8 million and $344.0 million, respectively.

13. Commitments and Contingencies

Securities sold, not yet purchased represent obligations of the Company to purchase these securities at a future date. The Company may incur a loss if the market value of these securities subsequently increases prior to the purchase of these securities.

At December 31, 2001, the Company has outstanding letter-of-credit agreements aggregating $33.3 million used in lieu of margin deposits. These agreements bear interest at .0375%.

The Company has obligations under operating leases with noncancelable terms in excess of one year. Aggregate annual rentals for office space and equipment at December 31, 2001 are approximately:

	(in millions)
2002	$ 29.5
2003	23.5
2004	19.1
2005	17.8
2006	17.4
Thereafter	86.8
	$ 194.1

14. Litigation

In the normal course of business, the Company is subject to various threatened or filed legal actions. The Company, along with other investment banks, as well as various issuers and their officers and directors, were named as defendants in approximately 200 class action lawsuits alleging violations of federal securities laws in connection with the underwriting of initial public offerings ("IPO"s). The plaintiffs contend that the defendants violated the securities laws by failing to make certain required disclosures in prospectuses, by manipulating the prices of IPO securities in the aftermarkets through, among other things, alleged agreements with companies receiving allocations to purchase additional shares in the aftermarket and by false and misleading analyst reports. The Company and other leading underwriters have also been named as defendants in class action lawsuits under the antitrust laws alleging that the underwriters conspired to manipulate the aftermarkets for IPO securities and to extract anticompetitive fees in connection with the IPOs. The Company believes that it acted lawfully in respect to the foregoing allegations and is contesting these suits. The Company is also involved in various governmental reviews and investigations concerning the foregoing.

Management, after consultation with legal counsel, believes that the resolution of these various matters will not have a material adverse effect on the Company's financial condition but might be material to the Company's operating results in a particular period, depending in part on the operating results for such period.

15. Restructuring-Related Charges

During 2001, the Company recorded restructuring-related charges consisting of severance, benefit program changes, outplacement services, write-downs of capitalized assets and lease obligations. At December 31, 2001, $18.4 million of this accrual remains.